EXHIBIT 11.1

GENENTA SCIENCE S.P.A.

CODE OF ETHICS

approved by the Board of Directors on May 20th, 2021

1

Index

1.	General principles		3
	1.1.	Impartiality	3
	1.2.	Honesty	3
	1.3.	Correctness in case of potential conflicts of interest	3
	1.4.	Confidentiality	3
	1.5.	Value of human resources	3
	1.6.	Personal integrity and dignity	4
	1.7.	Fairness of authority	4
	1.8.	Entrepreneurship	4
	1.9.	Responsibility for the community	4
	1.10.	Environmental protection	4
2.	Duties of directors, officers and employees according to the Code		5
3.	Breach of the Code		5

2

CODE OF ETHICS OF GENENTA SCIENCE S.P.A.

APPLICABLE TO DIRECTORS, OFFICERS AND EMPLOYEES

To promote the ethical conduct and integrity generally of Genenta Science S.p.A. (the “Company” or “Genenta”), and to promote accurate, fair and timely reporting of the Company’s financial results and condition and other information we release to the public market and include in reports we file with the Securities and Exchange Commission (the “SEC”), all directors, officers and employees of the Company are bound by the following Code of Ethics (the “Code”)

1.	General principles

1.1.	Impartiality

In decisions that affect relations with its stakeholders (personnel management or work organization, the relationships with shareholders, the relationships with the surrounding community and the institutions that represent it), the Company avoids any discrimination on the basis of age, gender, sexuality, state of health, race, nationality, political opinions and religious beliefs of its stakeholders.

1.2.	Honesty

Within the scope of their professional activity, the Company’s collaborators are required to respect diligently the laws in force, the Code and the internal regulations. Under no circumstances may the pursuit of Genenta’s interest justify dishonest conduct.

1.3.	Correctness in case of potential conflicts of interest

In the execution of any activity, it is necessary at all times to avoid situations where the persons involved in the transactions are, or may even appear to be, in conflict of interest. This refers both to cases in which a collaborator pursues an interest that differs from the Company’s mission and from the balancing of stakeholders’ interests or takes “personal” advantage of business opportunities of the Company, and to cases in which representatives of customers or suppliers, or public institutions, act contrary to the fiduciary duties linked to their position.

1.4.	Confidentiality

The Company guarantees the confidentiality of the information in its possession and refuses to seek confidential data, except in the case of express authorisation and in compliance with the legal regulations in force. Furthermore, Genenta’s collaborators are bound not to use or dispose of confidential information for purposes unrelated to the exercise of their business, such as insider trading.

1.5.	Value of human resources

The human and professional skills of Genenta’s employees are an indispensable factor in the Company’s success. For this reason, Genenta protects and promotes the value of its human resources in order to improve and increase the wealth and competitiveness of the skills possessed by each employee. In this sense, the Company is committed to encouraging the skills, potential and personal interests of its collaborators so that they find fulfilment in the achievement of the Company’s objective.

3

1.6.	Personal integrity and dignity

The Company guarantees the physical and moral integrity of its employees, working conditions that respect individual dignity and a safe and healthy working environment.

The Company’s employees are offered equal work opportunities on the sole basis of their professional skills and performance, without any discrimination, and in full respect of individual rights.

1.7.	Fairness of authority

In signing and managing contractual relations that involve the establishment of hierarchical relationships - especially with employees – the Company undertakes to ensure that authority is exercised fairly and correctly, avoiding any abuse. In particular, the Company guarantees that authority does not turn into an exercise of power detrimental to the dignity and autonomy of the employee, and that the choices made in organizing work safeguard the value of each individual employee.

1.8.	Entrepreneurship

The Company is committed to operating its business in an economical and efficient manner in order to provide solutions and services with a high quality/cost ratio and to achieve full satisfaction of its stakeholders.

1.9.	Responsibility for the community

The Company intends to carry out its activities in an environmentally sustainable manner, respecting local and national communities, and to support initiatives of cultural and social value in order to achieve a consolidation and constant improvement of its reputation in terms of the environment and its social acceptance.

1.10.	Environmental protection

The environment is a primary asset that the Company is committed to safeguarding.

It is intention of the Company to plan any future activities that may have a more significant environmental impact, seeking a balance between economic initiatives and unavoidable environmental needs, in consideration of the rights of future generations.

Genenta is therefore committed to ensuring that the environmental and landscape impact of its activities is as limited as possible, preventing risks to the population and the environment not only in compliance with the legislation in force from time to time, but also taking into account the development of scientific research and the best experiences in the field.

4

2.	Duties of directors, officers and employees according to the Code

All directors, officers and employees of Genenta are bound by the Code, under which each agrees that he or she shall:

i.	act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships, including disclosure to the Chairman of the board of statutory auditors of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

ii.	be prohibited from: personally, taking advantage of business opportunities that are discovered through the use of corporate property, information or his or her position with the Company; using corporate property, information or his or her position for personal gain; or competing against the Company while an employee;

iii.	provide information within the scope of his or her duties in a manner which promotes full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in the Company’s other public communications;

iv.	comply with rules and regulations of foreign, federal, state, provincial and local governments, and other appropriate private and public regulatory agencies, including insider trading laws;

v.	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated;

vi.	deal fairly with the Company’s customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealings;

vii.	respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose it, and not use confidential information acquired in the course of one’s work for personal advantage;

viii.	proactively promote and be an example of ethical behaviour;

ix.	achieve responsible use of and control over all assets and resources employed or entrusted;

x.	promptly report to the Chairman of the board of statutory auditors any conduct that the individual believes to be or would give rise to a violation of law or business ethics or of any provision of this Code or the Company’s general code of conduct.

3.	Breach of the Code

Any violation of this Code, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of the agreement of employment.

Any waiver of this Code for executive officers or directors may be carried out only by the board of directors or an authorized committee of the board of directors and must be promptly disclosed to stockholders.

It is against the Company’s policy to retaliate against any employee for good faith reporting of violations of this Code.

If you believe that a violation of the Code has occurred, please contact the Chairman of the board of statutory auditors.

5